Filed Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Filed by Enzon Pharmaceuticals, Inc.
Subject Company: Enzon Pharmaceuticals, Inc.
NPS Pharmaceuticals, Inc.
Commission File No. 000-12957

The following newsletter was distributed to employees of Enzon Pharmaceuticals, Inc. ("Enzon") and NPS Pharmaceuticals, Inc. ("NPS") on April 8, 2003, in connection with the proposed business combination between Enzon and NPS.

Special Monthly Edition, April 2003 - Enzon & NPS Merger

Executive Suite	Enzon & NPS Kickoff Integration

With the closing of our intended merger only a few months away, it is an exciting time at Enzon and NPS. As you know, we recently filed our S-4, which brings us one step closer to establishing a fully integrated company.

When completed, the merger will allow us to instantly establish the company Enzon and NPS have earnestly been working to build - a company that is innovative, fully integrated, financially independent, and with the strength and capabilities to create substantial growth and value for years to come. Our new company will have all of the success factors necessary to drive a top-tier biotech business, including five marketed products, two Phase III products, proven technologies, and a group of talented individuals with organizational expertise that stretches from discovery research to marketed products.

We have the opportunity to create something greater than what either company could have achieved on its own. You all are the fundamental success driver. We are counting on our staff to continue their commitment to drive our new company forward. This merger brings new opportunities for each and every one of us. Take the time to get to know each other and even more importantly take the time to listen to each other. Join forces and work together, be open to new ideas, and recognize each other's talents. We must challenge ourselves to be ready to accept change. Personal growth and greater satisfaction in what we are accomplishing are key elements in making these changes positive and rewarding.

The future is coming fast for our new company. We invite you to read on for more details about the progress we are making in building our new company. As always, your comments are welcome as we strive to ensure that we turn our shared vision into reality.

Teamwork is Cited as a Key Driver

Setting out to attain a seamless transition, we have formally kicked off the integration planning process. Capitalizing on our momentum, on March 30, the Steering Committee and Integration Teams met in Toronto to strategize. The teams began to develop their integration plans, set objectives and establish timelines. The underlying objective of the meeting was for each team to identify the areas to be integrated and their team’s four most urgent integration tasks. The meeting revolved around the fundamental elements for a successful integration, including: teamwork, dedication, efficient coordination, participation, honesty, and open communications.

Last month, Integration Teams were named to ensure a consistent and efficient operation of the entire scope of our business during the transition. The Steering Committee is responsible for providing overall guidance to the integration effort. The Integration Office is coordinating the activities and tracking the progress as Integration Teams develop and commence operative plans. The kickoff meeting was driven by a shared vision to create a top-tier biotech company. It launched the organizational integration process at the ground level. The meeting began with opening remarks from both Hunter Jackson and Arthur Higgins. Hunter set the meeting in motion with a motivating discussion that highlighted the great opportunities that this merger brings to each and every member of the Enzon and NPS teams. He highlighted the uniqueness of this merger and the fact that both companies were fundamentally strong separately, making the new combination a truly impressive industry force. Reiterating the strong belief that it is employees who will drive our success, Arthur stressed the need for continual communication, constructive interactions, and above all else honesty during this process. He pointed out that we are building a new and vibrant biotechnology company that has the ability to be a sustainable industry force for the long-term.

Subsequent to the opening remarks from Hunter and Arthur, the teams received a summary of the day's agenda and deliverables from Enzon's Uli Grau and NPS's Gerry Michel. The teams had the opportunity to break-out in private sessions to lay the groundwork for their integration plans, spending significant time sharing ideas and establishing goals which they then presented to the entire group. This process also showcased posters that highlighted our combined portfolio of technologies and products.

The integration kickoff meeting laid the foundation to ensure a flawless combination of the two organizations and was clearly just the starting point. Integration teams left with an exciting set of challenges. As Arthur noted at the meeting, the strength of the combination is evident in three simple words: "Sustainability, Growth and Excellence."

MAS_V1I5_4_03

Special Monthly Edition, April 2003 - Enzon & NPS Merger

Spotlight on R&D: Bringing Drugs to Market

Teams Will Drive Integration

Last Monday in Toronto, each Integration Team began to lay the groundwork for their integration plan, with the number one priority being to get to know each other. The first step was to answer three key questions: "What goes on in our respective areas? What areas need to be integrated? What are our four most urgent integration tasks?"

This spotlight on R&D reviews some of the areas discusssed by the R&D team at the recent integration meeting. The team identified critical activities and presented key ideas designed to drive our research efforts full steam ahead. The R&D integration group comprises an overall R&D team headed by Enzon’s Chief Scientific Officer Uli Grau, and two sub-teams: Research & Early Development headed by Alan Mueller, Vice President of Discovery Research at NPS, and Clinical Development headed by Tom Marriott, Vice President of Development Research at NPS. The following were identified among the most urgent integration tasks:

address key resource needs such as the composition and roles of project teams;
a standard document information management and knowledge sharing system such as an IT interface to include databases and take into account e-submission considerations;
SOP’s regarding outsourcing/clinical research organization management/collaboration efforts; and
PREOS project plan and resource needs.

R&D supports the corporate strategy by identifying and developing new products for the marketplace. The main objectives of R&D integration are:

defining infrastructure needs and the review and decision making process;
identifying redundancies, gaps, and proposing ideas for gap closures;
reviewing project plans;
designing tools to measure R&D productivity;
ensuring marketing input to guide development activities; and
addressing label expansion strategies.

R&D will also contribute to the cross-functional integration teams devoted to IT, Quality & Compliance, and Technology Transfer. Most importantly, the R&D group emphasized that these priorities, which aim to enhance efficiency and productivity in the process of bringing more drugs to market for patients with unmet medical needs, will only be made possible by the talented people who remain committed to accomplishing these goals. Innovation, thirst for knowledge, and attention to detail will contribute to propelling research in our new company, which is positioned for a variety of successes and accomplishments.

NEXT EDITION'S SPOTLIGHT: HUMAN RESOURCES

MAS_V1I5_4_03

Special Monthly Edition, April 2003 - Enzon & NPS Merger

Integration Teams

The integration teams have been working diligently to ensure a smooth transition. The integration teams are merely the named representatives to navigate this process; each and every employee plays a vital role in creating our new company. As always, we welcome your input. Feel free to direct your questions or comments to any of the respective team representatives below.

Steering Committee			HR
Lead	Hunter Jackson		Lead	Paul Davit
Members			Members
	Arthur Higgins	Ralph del Campo		Celeste Jorgensen	Maria Tinoco
	Uli Grau	Tom Marriott		Donna Kozlosky	Krista Fogarty
	Ken Zuerblis	Gerry Michel		Silvana Rosa
Pat Freston
Commercial Operations
Integration Office			Lead	Arthur Higgins
Leads	Brandi Simpson & John Parsons		Members
				Tom Heath	Gerry Michel
R&D				Clarke Atwell	Eric Liebler
Lead	Uli Grau
Members			Finance
	Tom Marriott	Eddy Anglade	Lead	Ken Zuerblis
	Alan Mueller	Ed Nemeth	Members
	Jack Lipman	Steve Parrish		Morgan Brown	Toni Klich
Integration Officer Charles Conover				John Deighan

R&D Sub Team: Research/Early Development			Corporate Communications
Lead	Alan Mueller		Lead	Pat Freston
Members			Members Dave Clark & Sue Mesco
	Jack Lipman	Pascal Bailon
	Eddy Anglade	Tom Stormann	Legal
	Richard Greenwald	David Wells	Lead	Jim Jensen
	David Filpula	Alberto De Araujo	Members Kevin Ontiveros & Peter Cicala
	Keith Jarvie	Malik Slassi
Operations
R&D Sub Team: Product Realization/DRA			Lead	Ralph del Campo
Lead	Tom Marriott		Members
Members				Chris Phillips	Tony Robinson
	Linda Spivey	Annette Mathisen		Steve Parrish	Alice Preville
	Beth Sanguinetti	Tony Killian		Lynn Orlowitz	Ali Kandil
	Tim Considine	Consuelo Blosh
	Anna Metcalfe		Technology Transfer
			Lead	Steve Parrish
IT			Members
Lead	Pat Pellizzi			Steve Youngster	Karen Toney
Members				Rick Wilcocks	Chris Phillips
	(Core IT Team)	(R&D members
	Lane Herning	to subteam)	Quality/Compliance
	Dan Wegele	Rich Everett	Lead	Lynn Orlowitz
	Larry Garfield	Joe Kwiatek	Members
		Catherine Barrett		Tony Robinson	Alice Preville
		Annette Mathisen		Clynn Wilker	Peter Cicala
				Tony Killian	Steve Youngster
				Jim Einck	Beverly Wilson

MAS_V1I5_4_03

Special Monthly Edition, April 2003 - Enzon & NPS Merger

Cautionary Statement & Additional Information

Cautionary Statement for the Purpose of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

This newsletter contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this newsletter include statements about future financial and operating results and the proposed NPS/Enzon merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required stockholder or governmental approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which NPS or Enzon expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the NPS and Enzon businesses will not be integrated successfully; costs related to the proposed merger, failure of the NPS or Enzon stockholders to approve the proposed merger; and other economic, business, competitive, and/or regulatory factors affecting NPS' and Enzon's businesses generally as set forth in NPS' and Enzon's filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q, and their Current Reports on Form 8-K. NPS and Enzon are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.

Additional Information And Where To Find It

In connection with the proposed NPS-Enzon merger, NPS, Enzon and Momentum Merger Corporation have caused to be filed a joint proxy statement/prospectus with the SEC in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by NPS and Enzon with the SEC at the SEC's web site at http://www.sec.gov, or by contacting NPS at 801-583-4939 and through NPS' website at http://www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon's website at http://www.enzon.com.

NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS' 2002 Annual Report on Form 10-K, which was filed with the SEC on March 21, 2003. This document is available free of charge at the SEC's web site at http://www.sec.gov or by contacting NPS at 801-583-4939 and through NPS' website at http://www.npsp.com.

Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon's proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC's web site at http://www.sec.gov or by contacting Enzon at 908-541-8678 and through Enzon's website at http://www.enzon.com.

MAS_V1I5_4_03